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                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                 SCHEDULE 13E-4

                         Issuer Tender Offer Statement
     (Pursuant to Section 13(e)(1) of the Securities Exchange Act of 1934)

                             (Amendment No.       )

                             BOX ENERGY CORPORATION
                                (Name of Issuer)
                             BOX ENERGY CORPORATION
                      (Name of Person(s) Filing Statement)

    8 1/4% CONVERTIBLE SUBORDINATED NOTES
                 DUE 2002 OF
            BOX ENERGY CORPORATION                              103168 AA 8
        (Title of Class of Securities)             (CUSIP Number of Class of Securities)

                                 J. BURKE ASHER
                          8201 PRESTON ROAD, SUITE 600
                              DALLAS, TEXAS 75225
                                 (214) 890-8000
(Name, Address and Telephone Number of Person Authorized to Receive Notices and
            Communications on Behalf of Person(s) Filing Statement)

                                   COPIES TO:

                                C. WILLIAM BLAIR
                          KELLY, HART & HALLMAN, P.C.
                          201 MAIN STREET, SUITE 2500
                            FORT WORTH, TEXAS 76102
                                 (817) 332-2500

                               SEPTEMBER 22, 1997
     (Date Tender Offer First Published, Sent or Given to Security Holders)

                           CALCULATION OF FILING FEE

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            TRANSACTION VALUATION*                          AMOUNT OF FILING FEE
---------------------------------------------------------------------------------------------
                 $56,945,028                                     $11,389.01
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* The transaction value shown is only for the purpose of calculating the filing fee. The amount shown reflects the cost of purchasing $55,077,000 principal amount of Notes at the purchase price (100% of the principal amount of the
  Notes, plus accrued interest through the date of purchase) as of October 28,
  1997 (the payment date of the Offer). The amount of the filing fee is calculated in accordance with Section 13(e)(3) of the Securities Exchange Act of 1934, as amended.

[ ] Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the form or schedule and the date of its filing.

    Amount previously paid:

    Form or registration no.:

    Filing party:

    Date filed:

Instruction. When submitting this statement in paper format, ten copies of this statement, including all exhibits, shall be filed with the Commission.
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                             INTRODUCTORY STATEMENT

     This Schedule 13E-4 relates to a change in control offer (the "Offer") by Box Energy Corporation, a Delaware corporation (the "Company"), to purchase for cash, on the terms and subject to the conditions set forth in the attached Change in Control Notice and Offer to Purchase, dated September 22, 1997 (the "Offer to Purchase") and the related Letter of Transmittal (the "Letter of Transmittal"), all of the outstanding 8 1/4% Convertible Subordinated Notes Due 2002 of the Company (the "Notes"). The Notes are convertible into shares of Class B (Non-Voting) Common Stock, par value $1.00 per share, at a conversion price of $11.00 per share in accordance with the Indenture under which the Notes were issued. Copies of the Offer to Purchase and the related Letters of Transmittal are filed as exhibits 99.1(a)(1) and 99.1(a)(2) hereto.

ITEM 1. SECURITY AND ISSUER.

     (a) The issuer of the Notes is the Company. The address of the Company's principal executive office is 8201 Preston Road, Suite 600, Dallas, Texas 75225-6211.

     (b) The securities which are the subject of the Offer are the 8 1/4% Convertible Subordinated Notes Due 2002 issued by the Company. The Notes are convertible into shares of Class B (Non-Voting) Common Stock at a conversion price of $11.00 per share in accordance with the Indenture under which the Notes were issued. As of September 15, 1997, there was $55,077,000 aggregate principal amount of Notes outstanding. The Offer is for any and all Notes, in denominations of $1,000 or integral multiples thereof, at a purchase price of 100% of the principal amount of the Notes, plus accrued interest through the date of purchase. To the best knowledge of the Company, no Notes are being purchased from any officer, director or affiliate of the Company.

     (c) The information set forth in the section of the Offer to Purchase entitled "Market Price Information" is incorporated herein by reference.

     (d) The Company is filing this statement. The address of the Company is set forth in Item 1(a).

ITEM 2. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

     (a)-(b) The information set forth in the section of the Offer to Purchase entitled "Sources and Amount of Funds" is incorporated herein by reference.

ITEM 3. PURPOSE OF THE TENDER OFFER AND PLANS OR PROPOSALS OF THE ISSUER OR AFFILIATE.

     The information set forth in the section of the Offer to Purchase entitled "The Offer -- Purpose and Effects of the Offer" is incorporated herein by reference. Upon purchase, Notes will cease to be outstanding and will be delivered to United States Trust Company of New York, as Trustee, for cancellation immediately after such purchase.

     (a) The information set forth in the section of the Offer to Purchase entitled "The Offer -- General" is incorporated herein by reference.

     (b) Unrelated to the Offer to Purchase, and whether or not any Notes are tendered into the Offer to Purchase, Mr. Simplot made certain statements relating to the corporate structure of the Company in a Schedule 13D, filed September 2, 1997 (the "Schedule 13D"), relating to his acquisition on August 29, 1997, of beneficial ownership of 57.2% of the Company's Class A (Voting) Common Stock. The Schedule 13D stated that although Mr. Simplot has no specific plans, he expects to explore the various possibilities that may exist for simplifying the overall corporate structure of the Company and its affiliates, including Box Brothers Holding Company, while still retaining control of the Company. The Schedule 13D further stated that although no assurance can be given that any such transactions will occur, Mr. Simplot believes that the market price of the Company's Class A (Voting) Common Stock and the Class B (Non-Voting) Common Stock will more accurately reflect the intrinsic value of the Company if the Company's securities represent the direct claim on ownership and control of the Company and its assets, and that Mr. Simplot has indicated his
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willingness to assist in the restructuring of the Company, including the possible conversion of the Company's equity to a single class of voting stock.

     (c) None.

     (d) Unrelated to the Offer to Purchase, and whether or not any Notes are tendered into the Offer to Purchase, Mr. Simplot stated in the Schedule 13D that he will review with the Board of Directors of the Company the qualifications, background, willingness to serve, and other factors relating to each of the current members of the Board of Directors with a view to evaluating which members of the Board of Directors will continue to serve as Directors and that he may nominate himself or others to the Board in the future. The Schedule 13D also stated that Mr. Simplot has agreed with the Company not to replace current members of the Board of Directors until after a proposed settlement of prior lawsuits brought by Mr. Simplot and others against the Company has been approved or disapproved by a majority of the Board of Directors.

     (e) None.

     (f) None.

     (g) None.

     (h) Not applicable.

     (i) Not applicable.

     (j) Not applicable.

ITEM 4. INTEREST IN SECURITIES OF THE ISSUER.

     Not applicable.

ITEM 5. CONTRACTS, ARRANGEMENTS OR UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO THE ISSUER'S SECURITIES.

     The information set forth on the cover page to the Offer to Purchase and the sections of the Offer to Purchase entitled "The Offer -- General," "The Offer -- Purpose and Effects of the Offer" and "Recent Developments" is incorporated herein by reference.

ITEM 6. PERSONS RETAINED, EMPLOYED OR TO BE COMPENSATED.

     The information set forth in the section of the Offer to Purchase entitled "The Depositary" is incorporated herein by reference.

ITEM 7. FINANCIAL INFORMATION.

     (a) The information set forth in the section of the Company's Offer to Purchase entitled "Selected Financial Data" is incorporated herein by reference. The following documents, which have been filed by the Company with the Securities and Exchange Commission under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), are incorporated herein by reference:

          1. The Company's Annual Report on Form 10-K for the year ended December 31, 1996.

          2. The Company's Quarterly Report on Form 10-Q for the quarter ending June 30, 1997.

     (b) Not applicable.

ITEM 8. ADDITIONAL INFORMATION.

     (a) None.

     (b) None, except for compliance with the Exchange Act and the rules and regulations promulgated thereunder and compliance with applicable requirements of state securities or "blue sky" laws.

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     (c) Not applicable.

     (d) None.

     (e) Reference is made to the exhibits hereto which are incorporated in their entirety herein by reference.

ITEM 9. MATERIAL TO BE FILED AS EXHIBITS.

          Exhibit 99.1(a)(1)  Change in Control Notice and Offer to Purchase, dated
    (a)                       September 22, 1997.
          Exhibit 99.1(a)(2)  Letter of Transmittal.
          Exhibit 99.1(a)(3)  Notice of Guaranteed Delivery.
          Exhibit 99.1(a)(4)  Letter to clients.
          Exhibit 99.1(a)(5)  Letter to brokers, dealers, commercial banks, trust companies and other nominees.
          Exhibit 99.2        Statement on Schedule 13D relating to Box Energy Corporation
                              Class A (Voting) Common Stock, filed September 2, 1997, by
                              J. R. Simplot and others (incorporated by reference).
    (b)   Not applicable.
    (c)   Not applicable.
    (d)   Not applicable.
    (e)   Not applicable.
    (f)   Not applicable.

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                                   SIGNATURE

     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                            BOX ENERGY CORPORATION

                                            By:      /s/ JAMES A. WATT
                                              ----------------------------------
                                                        James A. Watt
                                                President and Chief Operating
                                                            Officer

Dated: September 22, 1997

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                                 EXHIBIT INDEX

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
        EXHIBIT                                  DESCRIPTION
        -------                                  -----------
       99.1(a)(1)        -- Change of Control Notice and Offer to Purchase, dated
                            September 22, 1997.
       99.1(a)(2)        -- Letter of Transmittal.
       99.1(a)(3)        -- Notice of Guaranteed Delivery.
       99.1(a)(4)        -- Letter to clients.
       99.1(a)(5)        -- Letter to brokers, dealers, commercial banks, trust
                            companies and other nominees.
       99.2              -- Statement on Schedule 13D relating to Box Energy
                            Corporation Class A (Voting) Common Stock, filed
                            September 2, 1997, by J.R. Simplot and others
                            (incorporated by reference).

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